THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES. THE OFFER IS MADE SOLELY BY THE OFFER TO PURCHASE DATED JUNE 2, 1999, AND THE RELATED LETTER OF TRANSMITTAL AND IS NOT BEING MADE TO, AND TENDERS WILL NOT BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. IF THE SECURITIES LAWS OF ANY JURISDICTION REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF EWOK ACQUISITION CORP. BY VECTOR SECURITIES INTERNATIONAL, INC., OR ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

                          NOTICE OF OFFER TO PURCHASE
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                                 ENDOGEN, INC.
                                       AT
                          $3.75 NET PER SHARE IN CASH
                                       BY
                             EWOK ACQUISITION CORP.
                           A WHOLLY OWNED SUBSIDIARY
                                       OF
                               PERBIO SCIENCE AB

     EWOK Acquisition Corp., a Massachusetts corporation (the 'Purchaser') and a wholly owned subsidiary of PerBio Science AB, a Swedish corporation ('Parent'), is offering to purchase all outstanding shares of Common Stock, $.01 par value (the 'Shares'), of Endogen, Inc., a Massachusetts corporation (the 'Company'), at a purchase price of $3.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 1999, and the related Letter of Transmittal (which together constitute the 'Offer'). See the Offer to Purchase for capitalized terms used but not defined herein.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
             NEW YORK CITY TIME, ON TUESDAY, JUNE 29, 1999, UNLESS
                             THE OFFER IS EXTENDED.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN ON OR PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW) THAT NUMBER OF OUTSTANDING SHARES WHICH, TOGETHER WITH THE OUTSTANDING SHARES SUBJECT TO THE STOCKHOLDER AGREEMENT (AS DEFINED BELOW) THAT SHALL NOT HAVE BEEN SO TENDERED, WOULD REPRESENT AT LEAST TWO-THIRDS OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS (AS DEFINED BELOW). THE PURCHASER RESERVES THE RIGHT (SUBJECT TO OBTAINING THE EXPRESS WRITTEN CONSENT OF THE COMPANY AND THE APPLICABLE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION (THE 'COMMISSION')), WHICH IT PRESENTLY HAS NO INTENTION OF EXERCISING, TO WAIVE OR REDUCE THE MINIMUM CONDITION.

     THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MERGER AGREEMENT AND HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT ALL OF THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER, TENDER THEIR SHARES AND APPROVE THE MERGER AGREEMENT AND THE MERGER, IF REQUIRED BY LAW.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 27, 1999 (the 'Merger Agreement'), among Parent, the Purchaser and the Company. The Merger Agreement provides that the Purchaser will be merged (the 'Merger') with and into the Company after the completion of the Offer and the satisfaction of certain conditions. As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (other than Shares then owned by the Company, Parent, any subsidiary of Parent or by stockholders of the Company, if any, who dissent from the Merger and comply with all of the provisions of the Massachusetts Business Corporation Law concerning the right, if applicable, of holders of Shares to seek appraisal of their Shares) will be converted into the right to receive the price paid in the Offer in cash, without interest.

     In connection with the execution of the Merger Agreement, the Purchaser and Parent entered into a Stockholder Agreement, dated as of May 27, 1999 (the 'Stockholder Agreement'), with Owen A. Dempsey, the President and Chief Executive Officer of the Company, Hayden H. Harris, Chairman of the Board, Charles R. Burke, Christine A. Burns, Avery W. Catlin, Wallace G. Dempsey, Irwin
J. Gruverman, G&G Diagnostics Limited Partnership I, Hayden H. Harris Living Trust DTD 3/6/98 and Wolfgang Woloszczuk (collectively, the 'Selling Stockholders'), pursuant to which such Selling Stockholders have agreed to tender to the Purchaser, and the Purchaser has agreed to purchase, all Shares beneficially owned by them, including 569,600 Shares currently outstanding which represent approximately sixteen percent (16%) of the Shares issued and outstanding, plus Shares subsequently acquired by a Selling Stockholder through the exercise of options or otherwise, at a price per Share equal to the price paid in the Offer, provided that such obligation to tender and such obligation to purchase are subject to certain conditions, including the Minimum Condition having been satisfied and the Purchaser having accepted Shares for payment under the Offer. Pursuant to the Stockholder Agreement, each Selling Stockholder has also executed and delivered a proxy for the benefit of the Purchaser with respect to the Shares subject to the Stockholder Agreement owned by such Selling Stockholder to vote such Shares against certain competing transactions, as set forth in Section 12 of the Offer to Purchase.

     Pursuant to the Merger Agreement, the Company has granted the Purchaser an irrevocable option (the 'Purchaser Stock Option') to purchase up to 690,172 Shares, which represents approximately 19.9% of the Company's outstanding Common Stock at a price per share equal to the Offer price payable in cash. The Purchaser Stock Option may be exercised, in whole or in part, at any time and from time to time after the date on which the Purchaser has accepted for payment the Shares tendered pursuant to the Offer and subject to satisfaction of the Minimum Condition if, but only if, Parent and Purchaser agree to permanently waive the offer conditions set forth in the Merger Agreement.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered to the Purchaser on or prior to the Expiration Date and not properly withdrawn if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting payments to tendering stockholders. Under no circumstances will interest on the purchase price of the Shares be paid by the Purchaser by reason of any delay in making such payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares (or a Book Entry Confirmation) pursuant to the procedures set forth in Section 2 of the Offer to Purchase, (b) a Letter of Transmittal (or a facsimile copy thereof), properly completed and duly executed, or an 'Agent's Message' and (c) any other documents required by the Letter of Transmittal.

     The term 'Expiration Date' means 12:00 Midnight, New York City time, on Tuesday, June 29, 1999, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term 'Expiration Date' shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     The term 'fully diluted basis' excludes the following: (a) all outstanding stock options issued pursuant to the Company's 1992 Stock Plan that are irrevocably terminated, consistent with Section

7.4(a)(A)(i) or (B) of the Merger Agreement, effective as of the time that the Purchaser accepts for payment, and pays for, all Shares tendered and not withdrawn pursuant to the Offer; (b) all outstanding options issued pursuant to the Company's 1993 Non-Employee Director Stock Option Plan that are irrevocably terminated by the holders of those options, effective as of the time that the Purchaser accepts for payment, and pays for, all Shares tendered, and not withdrawn pursuant to the Offer; and (c) a certain warrant to purchase 125,000 shares of common stock of the Company held by Third Wave Technologies, Inc.; provided that such warrant is irrevocably terminated by the holder thereof, effective as of the time that the Purchaser accepts for payment, and pays for, all Shares tendered and not withdrawn pursuant to the Offer.

     The Merger Agreement provides that the Purchaser may extend the Offer by giving oral or written notice of such extension to the Depositary, without the consent of the Company, only (1) if at the Expiration Date any of the conditions to the Purchaser's obligations to accept Shares for payment are not satisfied or waived, until such time as such conditions are satisfied or waived (each individual extension not to exceed five (5) business days after the previously scheduled Expiration Date), (2) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, and (3) on up to two occasions in each case for period of not more than five (5) business days beyond the latest Expiration Date if on such Expiration Date there shall have been tendered more than the number of Shares sufficient to satisfy the Minimum Condition but less than 90% of the Shares. In addition, the Purchaser has agreed in the Merger Agreement that it will not, without the express written consent of the Company and after giving oral or written notice of such extension to the Depositary, (1) reduce the number of Shares subject to the Offer, (2) reduce the Offer price, (3) add to or modify the conditions set forth in Section 14 of the Offer to Purchase, including the Minimum Condition, (4) except as provided above, extend the Offer if all of the conditions set forth in Section 14 of the Offer to Purchase are satisfied or waived, (5) change the form of the consideration payable in the Offer or (6) amend or alter any term of the Offer in any manner materially adverse to the Company's stockholders; provided, however, that nothing contained in the Merger Agreement will prohibit the Purchaser, in its sole discretion without the consent of the Company, from waiving satisfaction of any condition of the Offer other than the Minimum Condition. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares, whether or not the Purchaser exercises its right to extend the Offer.

     There can be no assurance that the Purchaser will exercise its right to extend the Offer (other than as required by the Merger Agreement or applicable law). Any extension, amendment or termination of the Offer, or the waiver of any condition of the Offer, will be followed as promptly as practicable by a public announcement.

     If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted which represent more Shares than are tendered, certificates for such Shares not purchased or tendered will be returned (or, in the case of Shares delivered by book-entry transfer within DTC pursuant to the procedures set forth in Section 2 of the Offer to Purchase, such Shares will be credited to an account maintained within DTC without expense to the tendering stockholder) as promptly as practicable following the expiration, termination or withdrawal of the Offer. Certificates representing Shares canceled in the Merger will not be returned.

     Except as otherwise provided below, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn on, or at any time prior to, the Expiration Date and, unless theretofore accepted for payment as provided in the Offer to Purchase, may also be withdrawn on or after August 1, 1999.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution, except in the case of Shares tendered by an Eligible Institution, must also be furnished to the Depositary as aforesaid. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with DTC's procedures.

     The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

     STOCKHOLDERS ARE URGED TO READ THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Questions and requests for assistance or for copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or other related materials may be directed to the

Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Holders of Shares may also contact brokers, dealers, commercial banks and trust companies for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or other related materials.

                      The Information Agent for the Offer is:

                         [Georgeson & Company Inc. Logo]

                               Wall Street Plaza
                               New York, NY 10005
                            (212) 440-9800 (Collect)
                        or Call Toll Free (800) 223-2064

                        The Dealer Manager for the Offer is:

                        VECTOR SECURITIES INTERNATIONAL, INC.
                              1751 Lake Cook Road
                                   Suite 350
                              Deerfield, IL 60015
                            (847) 374-3853 (collect)

June 2, 1999